Filed Pursuant To Rule 433

Registration No. 333-209926

July 26, 2016

Gold’s Relationship With the Dollar Don’t Count Gold Out With a Strong Dollar The dollar and gold often move in opposite directions, but not symmetrically, in part because there are other factors that drive the gold price. We believe that gold is an effective portfolio diversifier, and that investors shouldn’t necessarily sell their gold allocations when the dollar is rising. Exploring The Gold-Dollar Asymmetry Ever since President Richard Nixon ended the dollar’s peg to gold in 1971, the prices of both have tended to moved opposite to one another. In other words, a weakening dollar has historically pushed the gold price up and vice versa (Figure 1). However, this relationship has been asymmetrical. The price of gold has historically risen about twice as much during periods when the dollar weakens as it has fallen during strong-dollar ones (Figure 2). There are various reasons why the asymmetry between gold and the dollar exists. We believe that two of those reasons stand out. First, gold is one of the multiple currencies that exist in the monetary system, as its use by central banks in their foreign reserves makes clear. So, the link between gold and the dollar should not be seen in isolation, but in relationship to other currencies as well. Second, while important, the dollar is just one of the many drivers that influences gold, and that complexity can alter the negative correlation between the two. Figure 2: Gold Performance In Strong & Weak Dollar Regimes 1973 2014 The dollar and gold often move in opposite directions, but not symmetrically, in %-10 20 Falling US $ Flat US $ Rising US $ 100 14.9 7.8 -6.5 Source: World Gold Council, “Gold Investor,” Volume 8. Average Annualized Statistics. Past performance is not a guarantee of future results. Figure 1: Dollar Zigs, But Gold Doesn’t Always Zag
The dollar and gold often move in opposite directions, but not symmetrically, in Price of Gold ($/Troy Ounce) Dollar Index Value 1970 1979 1988 1997 2006 2015 The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in The dollar and gold often move in opposite directions, but not symmetrically, in 0 2500 1500 2000 1000 500 70 190 150 170 110 130 90 1970s Stagflation Volker Fed Raises Rates Plaza Accord Clinton-Era Economic Expansion Nasdaq High March 10 September 11 Terrorist Attacks Emerging Markets Golden Era Begins Lehman Brothers Bankruptcy S&P Downgrade of US Sovereign Debt Gold Cycle High September 6 Commodity Super-Rally Ending Fed “Tapers” QE Dollar Index Value LBMA Gold Price Source: Bloomberg Finance L.P. 5/1/2013 12/31/2015. The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: EUR, JPY, GBP, CAD, CHF and SEK. Gold price is based on LBMA Gold Price, which is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by participants in a physically settled, electronic and tradableauction. Past performance is not a guarantee of future results. STATE STREET GLOBAL ADVISORS. SPDR WORLD GOLD COUNCIL

Gold's Relationship With the Dollar—Don't Count Gold Out With a Strong Dollar

This 45-year analysis shows how sharply gold prices can rise in periods when the dollar is weak. This includes the period of stagflation in the US during the 1970s or in the 2000s after the introduction of the euro and when EM economies expanded and their currencies appreciated.

Crucially, a strong dollar did not provoke a cratering of gold prices during periods of dollar strength.For example, when Lehman Brothers failed in 2008 or when the eurozone's sovereign debt crisis flared up, a strong dollar did not provoke a cratering of gold prices.

Gold's Potential Diversifying Benefits Outweigh Potential Headwinds A Strong Dollar Brings

This asymmetric historical relationship helps illustrate our belief that given gold's overall value as a portfolio diversifier, investors should not reflexively unload gold holdings at times when the dollar is strengthening.[1]

One key point is that gold's correlation to other assets has historically remained low no matter whether the dollar is weak or strong, as the following table shows. Adding gold may potentially boost a portfolio's diversification, tamping down volatility. Broader diversification, in turn, may lower volatility and potentially improve risk-adjusted returns.[2] It is worth noting, of course, that diversification alone does not ensure a profit or guarantee against loss.

Average Annualized Statistics of Gold Performance
From January 1972 through June 2016

		Conditional Analysis		
	Full Period	Falling US$	Flat US$	Rising US$
Correlation to Treasuries	0.03	-0.03	0.07	0.09
Correlation to Equities	0.00	-0.16	0.04	0.13
Correlation to Commodities	0.28	0.27	0.16	0.31

Reference notes at the end of this article.

Source: Bloomberg Finance L.P., World Gold Council.

Data from January 1972 – June 2016.

The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Past performance is not a guarantee of future results.

Long-Term, the Dollar's Influence Over Gold is Likely to Diminish

Over the longer term, as the financial system moves into a multi-currency world, the dollar may not be the only sought-after asset, potentially reducing its influence as a reserve currency. For example, in recent years there has been a wider push by Chinese authorities to make China's currency, the yuan, more accepted internationally.



G
$
£
€
¥

Source: World Gold Council, Gold Investor, Volume 8, March 2015.

Other Factors Influence the Price of Gold

While the dollar is an important driver, there are, in all, seven factors that interact with one another, jointly influencing the gold market and the price of gold. The influence of each of these factors is not static, and responds to changes in the gold market, including structural shifts that may occur, such as the increasing relevance of Asian markets or the advent of gold-backed ETFs, to name a few.



Consumer Spending and Income Growth
Interest Rates
Momentum
Inflation/Deflation
Currencies
Supply Side Factors
Systemic and Tail Risks

Source: World Gold Council, Gold Investor, Volume 8, March 2015.

...Gold Remains A Strategic Long-Term Asset

Looking at the big picture, the dollar matters, but it does not define gold's relevance for investors.

In fact, the dollar strength that has prevailed for much of the past few years actually highlights gold's potential function as a diversification and risk-management portfolio asset. These can be increasingly important roles, particularly as both stocks and bonds may deliver lower-than-average returns in the coming years.

State Street Global Advisors

2

Gold’s Relationship With the Dollar—Don’t Count Gold Out With a Strong Dollar
1 Over the past 25 years, the correlation of gold to stocks, bonds and other Bloomberg Commodity Index A broadly diversified commodities was -0.01, 0.19, and 0.44, respectively. Source: SSGA, Bloomberg commodity price index distributed by Bloomberg Indexes Finance L.P., as of 12/31/2015. Computed using monthly return data from Dec that tracks 22 commodity futures and seven sectors. No one 1990 to Dec 2015. It measures the degree to which the deviations of one variable commodity can compose less than 2 percent or more than 15 from its mean are related to those of a different variable from its respective mean.
Index returns are unmanaged and do not reflect the deduction of any fees or percent of the index and no sector can represent more than 33 expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays US percent of the index.
Aggregate Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all items of income, gain and loss and the reinvestment of dividends S&P 500 Index A popular benchmark for U.S. large-cap and other income. equities that includes 500 companies from leading industries
2 Ibid. and captures about 80% of available market capitalization.
Definitions Stagflation An economic condition prevailing in the 1970s characterized by slow growth and relatively high unemployment
Barclays U.S. Aggregate Bond Index A benchmark that as well as inflation leading to an overall decline in gross provides a measure of the performance of the U.S. dollar domestic product. denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US.
ssga.com | spdrs.com
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ETFs trade like stocks, are subject to investment risk, fluctuate in market value and the protections associated with ownership of shares in an investment company may trade at prices above or below the ETFs’ net asset value. Brokerage commissions registered under the 1940 Act or the protections afforded by the CEA. and ETF expenses will reduce returns. Investing involves risk, and you could lose money on an investment in GLD. Please see While the shares of ETFs are tradable on secondary markets, they may not readily the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. trade in all market conditions and may trade at significant discounts in periods of The GLD prospectus is available by clicking here. market stress. GLD shares trade like stocks, are subject to investment risk and will fluctuate in
Diversification does not ensure a profit or guarantee against loss. market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and
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